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                          August 3, 2021

       Lisa C. Im
       Chief Executive Officer
       Performant Financial Corp
       333 North Canyons Parkway
       Livermore, California 94551

                                                        Re: Performant
Financial Corp
                                                            Registration
Statement on Form S-3
                                                            Filed July 26, 2021
                                                            File No. 333-258178

       Dear Ms. Im:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services